Exhibit 3

FOR IMMEDIATE RELEASE	6 SEPTEMBER 2017

WPP PLC (“WPP”)

WPP invests in podcasting company Gimlet in the US

WPP announces that it is investing US$5 million for a minority stake in Gimlet Media, Inc. (“Gimlet”), an award-winning global podcasting company based in the US.

Gimlet’s advertising and branded-content clients include Alphabet Inc., Ford Motor Company, PepsiCo, Match Group, eBay, Blue Apron, Goldman Sachs and Microsoft Corporation. Gimlet is based in Brooklyn, New York and was founded in 2014. It employs 85 people.

Gimlet’s podcasts are downloaded over 12 million times per month in over 190 countries worldwide. Gimlet’s programming includes critical and commercial hits spanning a variety of verticals like StartUp (business), Reply All (internet culture), Mogul (music), Homecoming (scripted fiction), Uncivil (history), Science Vs (science), Crimetown (true crime), The Nod (Black culture), among many others. Gimlet also produces branded podcasts on behalf of advertisers looking to connect with Gimlet’s sought-after millennial audience on a deeper plane. In the past, year Gimlet has produced hit branded podcasts including DTR ‘Define the Relationship’ (Tinder/Match Group), Open for Business (eBay), The Venture (Virgin Atlantic), The Secret to Victory (Gatorade), and future (Microsoft). Since its founding, Gimlet has raised US$27 million in funding.

The investment continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. The Group has invested in digital content companies like Russell Simmons’ All Def Digital, Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Mic, Mitú, Refinery29, Uproxx Media Group and VICE.

WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Deeplocal (innovation studio founded as a spin-from Carnegie Mellon University), Marketplace Ignition (Amazon-focused ecommerce), Medialets (mobile ROI measurement), Salmon (e-commerce), The Cocktail (digital consultancy) and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, Celtra (creative management platform), comScore (data investment management), mySupermarket, Percolate, ScrollMotion and Within Unlimited (VR/AR).

WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, Essence, F.biz, Mirum, POSSIBLE, Triad Retail Media, VML and Wunderman.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. Digital represented 41% of WPP’s revenues as of June 30, 2107. In North America, WPP companies (including associates) collectively generate revenues of US$7.5 billion and employ almost 29,000 people.

Contact:

Kevin McCormack, WPP                            +1 (212) 632 2239